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09058045

ES
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20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gain Capital Securities, Inc.
(F/K/A State Discount Brokers, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27600 Chagrin Blvd.
(No. and Street)

Cleveland (City) OH (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sherry Lavin / Mike Quinn (800) 222-5520 / (212) 908-3977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mills, Potoczak & Company
(Name – *if individual, state last, first, middle name*)

27600 Chagrin Blvd, #200 (Address) Cleveland (City) OH (State) 44122 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/18

OATH OR AFFIRMATION

I, Sherry L. Lavin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gain Capital Securities, Inc. (F/K/A State Discount Brokers, Inc.), as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director - Brokerage Operations

Title

Notary Public

MY COMMISSION EXPIRES SEPT 24, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M|P &|Co Mills, Potoczak & Company
Certified Public Accountants and Business Advisors

27600 Chagrin Boulevard
Suite 200
Cleveland, Ohio 44122-4464
Phone: 216.464.7481
Fax: 216.464.7581
www.mpccpa.com

Mark G. Mills
William M. Potoczak

Independent Auditors' Report

To the Board of Directors
Gain Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Gain Capital Securities, Inc., f\k\a State Discount Brokers, Inc. (the "Company"), a wholly-owned subsidiary of S. L. Bruce Financial Corp., as of December 31, 2008, and the related statements of loss, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (the "1934 Act"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the 1934 Act. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mills, Potoczak & Company

February 25, 2009
Cleveland, Ohio

GAIN CAPITAL SECURITIES, INC.
(f\k\a STATE DISCOUNT BROKERS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Cash and equivalents	$	28,286
Cash on deposit with clearing broker (Note 2)		574,421
Receivable from clearing broker		7,964
Fixed assets, net (Note 3)		54,560
Goodwill		532,776
Prepaid expenses, deposits and other		26,361
Total assets	$	1,224,368
LIABILITIES AND EQUITY		
Accounts payable	$	50,697
Accrued expenses		19,433
Amounts due to related parties (Note 5)		161,809
Total liabilities		231,939
Commitments (Note 6)		
Shareholder's equity		992,429
Total liabilities and shareholder's equity	$	1,224,368

See accompanying notes.

GAIN CAPITAL SECURITIES, INC.
(f\k\a STATE DISCOUNT BROKERS, INC.)

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2008

	Pre-acquisition Period	Post-acquisition Period	Total
REVENUE			
Commissions	$ 236,444	$ 109,972	$ 346,416
Interest and dividends	130,764	39,719	170,483
Order flow	76	12	88
Other	44,755	16,890	61,645
	412,039	166,593	578,632
EXPENSES			
Clearing fees	76,529	32,172	108,701
Compensation, benefits, payroll taxes	193,979	99,484	293,463
Communications	28,456	11,314	39,770
Occupancy and equipment rent	61,322	29,254	90,576
Advertising		2,568	2,568
Web-site modifications, enhancements		134,260	134,260
Professional fees	17,718	26,822	44,540
Other operating expenses	73,859	38,290	112,149
	451,863	374,164	826,027
LOSS BEFORE INCOME TAXES	(39,824)	(207,571)	(247,395)
INCOME TAXES (Note 4)			
NET LOSS	$ (39,824)	$ (207,571)	$ (247,395)

See accompanying notes.

GAIN CAPITAL SECURITIES, INC.
(f\k\a\ STATE DISCOUNT BROKERS, INC.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK		CONTRI-BUTED CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
	SHARES (a)	AMOUNT			
BALANCE, JANUARY 1, 2008	1,000	$ 100,000	$ 324,922	$ (40,230)	$ 384,692
PRE-ACQUISITION PERIOD					
NET LOSS				(39,824)	(39,824)
DIVIDENDS			(227,645)		(227,645)
BALANCE, OCTOBER 2, 2008	1,000	100,000	97,277	(80,054)	117,223
ACQUISITION					
ELIMINATE PRE-ACQUISITION BALANCES		(100,000)	(97,277)	80,054	(117,223)
PURCHASE BY GHLLC		100,000	550,000		650,000
POST-ACQUISITION PERIOD					
CAPITAL CONTRIBUTED BY GHLLC			550,000		550,000
NET LOSS				(207,571)	(207,571)
BALANCE, DECEMBER 31, 2008	1,000	$ 100,000	$ 1,100,000	$ (207,571)	$ 992,429

(a) No par value; stated value $100.
(a) Represents total shares authorized, issued and outstanding.

See accompanying notes.

GAIN CAPITAL SECURITIES, INC.
(f\k\a STATE DISCOUNT BROKERS, INC.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

		Pre-acquisition Period	Post-acquisition Period	Total
CASH FLOW FROM OPERATIONS				
Net loss	$	(39,824)$	(207,571)$	(247,395)
Adjustments to reconcile net loss to cash provided (used) by operating activities				
Depreciation and amortization		2,692	4,729	7,421
Loss on disposal of fixed assets		6,672		6,672
Change in assets and liabilities				
Deposit with clearing broker		10,156	(498,629)	(488,473)
Receivable from clearing broker		(4,935)	15,971	11,036
Prepaid expenses, deposits and other		12,250	(15,482)	(3,232)
Accounts payable		16,487	7,680	24,167
Accrued expenses		3,960	15,473	19,433
Cash flow provided (used) by operations		7,458	(677,829)	(670,371)
CASH FLOW FROM INVESTING				
Acquisition of fixed assets			(6,800)	(6,800)
CASH FLOW FROM FINANCING				
Advances from (to) related parties, net		(6,505)	161,809	155,304
Contributed capital			550,000	550,000
Cash flow provided (used) by financing		(6,505)	711,809	705,304
INCREASE IN CASH		953	27,180	28,133
CASH, BEGINNING OF PERIOD		153	1,106	153
CASH, END OF PERIOD	$	1,106 $	28,286 $	28,286

See accompanying notes.

1. Description of business and summary of significant accounting policies:

Description of business:

Gain Capital Securities, Inc., f\k\a State Discount Brokers, Inc. (the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. ("SLB") which is wholly owned by Gain Holdings, LLC ("GHLLC"). SLB's sole asset is its investment in the Company.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB), and Securities Investor Protection Corporation (SIPC). The Company has its principal operations office in Cleveland, Ohio and an executive office in Jersey City, New Jersey.

The Company does not carry customer accounts or securities, but rather operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company transmits all funds and delivers all securities received. The Company does not hold funds or securities for customers, nor does it owe any funds or securities to customers. The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it operates under Section (k)(2)(ii) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $50,000, pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $378,732 at December 31, 2008. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .61 to 1 at December 31, 2008.

Acquisition:

On October 3, 2008 (the "acquisition date"), all of the outstanding common stock of SLB was acquired by GHLLC as part of its plan to enter the brokerage business. Total consideration was $650,000; $325,000 paid at closing; the remaining $325,000 (subject to any indemnification claims in favor of GHLLC pursuant to the stock purchase agreement) is to be paid on or before October 16, 2009. The acquisition was accounted for as a purchase.

The total consideration was allocated among the Company's assets acquired and liabilities assumed based upon estimated fair values as of the acquisition date. No amounts were allocated to any assets or liabilities of SLB. The excess of total consideration paid over the estimated fair values of assets acquired and liabilities assumed was $532,776, which has been reflected in the Company's statement of financial condition as goodwill. No amount of goodwill is considered deductible for income tax purposes.

1. Description of business and summary of significant accounting policies (continued):

Acquisition (continued):

The Company's balance sheet as of October 3, 2008 (the date of acquisition) is summarized below.

Assets	
Cash	$ 1,106
Cash on deposit with clearing broker	75,792
Due from clearing broker	23,935
Prepaid expenses	5,712
Fixed assets	52,489
Goodwill	532,776
Security deposits and other assets	5,167
	$696,977
Liabilities and equity	
Accounts payable	$ 43,017
Accrued expenses	3,960
	46,977
Common stock	100,000
Contributed capital	550,000
	$696,977

GHLLC subsequently invested an additional $550,000 into the Company, which amount has been reflected in contributed capital.

Basis of presentation:

The accompanying statements of loss, changes in shareholder's equity and cash flows are divided into pre-acquisition and post-acquisition periods. Pre-acquisition activity includes the period from January 1, 2008 through October 2, 2008. Post-acquisition activity includes the period from October 3, 2008 through December 31, 2008.

1. Description of business and summary of significant accounting policies (continued):

Securities transactions:

Customer securities transactions and related commission revenue and expenses are recorded on a settlement date basis, which is generally the third business day following the trade. The effect of using the settlement date rather than the trade date basis is not material.

Cash and equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. The Company throughout the year may have deposits in excess of the FDIC limit, and had no uninsured cash balances at December 31, 2008.

Accounts receivable:

Accounts receivable are stated at cost. The Company uses the direct write-off method to account for bad debt expense. Account balances are written off as un-collectible on a case-by-case basis, principally when the Company has not received payment after exhausting all intended collection efforts. The Company had write-offs of $1,817 in 2008; $1,761 pre-acquisition and $56 post-acquisition. No interest is accrued on past due balances.

Fixed assets:

Fixed assets are stated at cost. Depreciation of computer and office equipment and furniture and fixtures is calculated using both straight-line and declining balance methods over 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease. For income tax purposes, the Company uses accelerated methods, where permitted.

Goodwill:

Goodwill is not amortized, but rather is subject to annual impairment testing. The Company, in consultation with GHLLC have selected September 30 as the annual impairment testing date. The first testing date will be as of September 30, 2009.

1. Description of business and summary of significant accounting policies (continued):

Advertising costs:

Advertising costs are expensed as incurred.

Income taxes:

Deferred tax liabilities or assets are recognized based on the expected future tax consequences of all transactions that have been recognized in the financial statements. Such tax consequences are measured based on the provisions of enacted tax laws. Deferred tax assets (prepaid income taxes) are recognized where it is more likely than not, that such assets will be realized. Deferred income taxes principally arise from differences between financial reporting and tax depreciation and net operating loss carry-forwards.

The Company will file a consolidated income tax return with an affiliate. Any income tax liabilities (prepaid income taxes) are reflected in the accompanying financial statements based on the incremental effect of including the Company's results in the consolidated income tax return of the affiliate.

Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ significantly from those estimates.

2. Cash on deposit with clearing broker:

The Company maintains a security (good faith) deposit with its principal clearing broker, and earns interest thereon in accordance with the terms of the clearing agreement.

3. Fixed assets:

Leasehold improvements	$ 72,088
Furniture and fixtures	65,148
Computer and office equipment	35,287
	172,523
Accumulated depreciation and amortization	117,963
	$ 54,560

4. Income taxes:

No tax benefit from the Company's operating loss has been reflected in the accompanying financial statements. The Company paid no income taxes in 2008.

5. Related parties:

The Company made periodic advances to the previous sole shareholder of SLB (then also the chief executive officer of the Company). These advances aggregated $196,162 as of June 30, 2008. This amount was transferred by the Company to SLB via a dividend in July 2008 (prior to the acquisition date). The Company also made periodic advances to SLB (then its parent company). These advances aggregated $31,483 as of June 30, 2008. The balance owed was eliminated via a dividend in July 2008 (prior to the acquisition date).

GHLLC has made net advances to the Company post-acquisition in the aggregate amount of $161,809 as of December 31, 2008.

6. Commitments:

The Company leases office space in Cleveland, Ohio (the "Cleveland lease") and furnished office workstations in Jersey City, New Jersey (the "New Jersey lease") under operating leases. The Cleveland lease requires monthly payments of $4,368 through October 2009 and $4,576 through October 2010. The Cleveland lease also requires the Company to pay its proportionate share of utilities, insurance and other common area maintenance charges.

The New Jersey lease requires an affiliate to make monthly payments of $11,550 through December 31, 2009. Thereafter, the lease automatically renews for one-year periods unless cancelled by either the affiliate or the lessor. The Company's share of this leasing arrangement is $3,850 per month.

At December 31, 2008, the future minimum lease payments are as follows.

Year ended December 31,	Cleveland lease
2009	$ 52,832
2010	45,760
	$ 98,592

Total rent expense was $58,868; $38,376 pre-acquisition and $20,492 post-acquisition.

7. Statement of cash flows:

Non-cash financing activities include dividends from the Company to SLB consisting of (1) the transfer of advances owed to the Company by the former shareholder of SLB ($196,162) and (2) the elimination of advances owed to the Company by SLB ($31,483).

8. Subsequent events:

On January 30, 2009, the Company was granted approval by FINRA to change its name to Gain Capital Securities, Inc. ("GAIN"). On February 5, 2009, GAIN was granted membership application in FINRA and thereafter executed a Membership Agreement with FINRA.

GAIN CAPITAL SECURITIES, INC.
(f\k\a STATE DISCOUNT BROKERS, INC.)

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

NET CAPITAL		
Total shareholder's equity from statement of financial condition	$	992,429
Deductions and/or charges		
Nonallowable assets (per following schedule)		(613,551)
Net capital before haircuts on security positions		378,878
Haircut on money market instruments		(146)
NET CAPITAL	$	378,732
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	231,939
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
6 2/3% of aggregate indebtedness	$	15,463
Minimum required net capital	$	50,000
Net capital requirement	$	50,000
EXCESS NET CAPITAL	$	328,732
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.61 to 1.00
EXCESS CAPITAL AT 1000%	$	355,538

See accompanying notes.

GAIN CAPITAL SECURITIES, INC.
(f\k\a STATE DISCOUNT BROKERS, INC.)

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 (CONTINUED)

DECEMBER 31, 2008

NONALLOWABLE ASSETS

Furniture, fixtures and office equipment, net of accumulated depreciation	$	6,937
Leasehold improvements, net of accumulated amortization		47,623
Goodwill		532,776
Prepaid expenses and deposits		26,215
	$	613,551

See accompanying notes.

GAIN CAPITAL SECURITIES, INC.
(f\k\a STATE DISCOUNT BROKERS, INC.)

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

M|P Mills, Potoczak
&|Co & Company

Certified Public Accountants and Business Advisors

27600 Chagrin Boulevard
Suite 200
Cleveland, Ohio 44122-4464
Phone: 216.464.7481
Fax: 216.464.7581
www.mpccpa.com

Mark G. Mills
William M. Potoczak

Supplemental Report of Independent Auditors on Internal Accounting Control

To the Board of Directors
Gain Capital Securities, Inc.

In planning and performing our audit of the financial statements of Gain Capital Securities, Inc., f\k\a State Discount Brokers, Inc. (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Meaden, Potoczak & Company

February 25, 2009
Cleveland, Ohio

GAIN CAPITAL SECURITIES, INC.
(f\k\a STATE DISCOUNT BROKERS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(With Independent Auditors' Report)

DECEMBER 31, 2008

GAIN CAPITAL SECURITIES, INC.
(f\k\a STATE DISCOUNT BROKERS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2008

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